June 6, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Investors Series Trust
File Nos: 333-43300 and 811-10041

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 35 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 36 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.  This Amendment is being filed to reflect the following changes effective September 25, 2017:

1) To add Class I shares to the JNL/PPM America Low Duration Bond Fund.
2) To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
encs.